                                                                EXHIBIT 93


                             [JP MORGAN LETTERHEAD]



October 14, 1997


The Board of Directors
Pennzoil Company
P.O. Box 2967
Houston, Texas 77252-2967

Attention: Mr. James L. Pate
           Chairman and Chief Executive Officer

Ladies and Gentlemen:

On June 23, 1997, Union Pacific Resources Group Inc. ("UPR") and Resources Newco, Inc., a wholly owned subsidiary of UPR ("Acquisition"), commenced a tender offer for up to 50.1% of the outstanding shares, on a fully diluted basis, of the Common Stock, par value $0.83 1/3 per share (the "Shares"), together with the associated preferred share purchase rights (the "Rights"), of Pennzoil Company (the "Company"), at a price of $84.00 per Share (and associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 1997 (the "Offer to Purchase"), and in the related letter of transmittal (which, together with the Offer to Purchase, constitute the "Offer"). According to the Offer to Purchase, UPR and Acquisition sought to negotiate with the Company a definitive acquisition agreement pursuant to which, upon consummation of the Offer, Acquisition or another direct or indirect subsidiary of UPR would effect a merger or similar business combination with the Company upon the terms set forth in the Offer (the "Proposed Merger" and, together with the Offer, the "UPR Acquisition Proposal"), and the Company would become a wholly owned subsidiary of UPR. In addition, according to the Offer to Purchase, at the effective time of the Proposed Merger, each Share that was issued and outstanding immediately prior to such effective time would be converted into shares of common stock of UPR in the manner set forth in the Offer to Purchase.

On October 7, 1997, UPR and Acquisition amended the Offer to provide that it would be for all of the Shares (and associated Rights) at a price of $84.00 per Share (and associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement thereto, dated October 7, 1997 (the "Amended Offer to Purchase"), and in the related revised letter of transmittal (which, together with the Amended Offer to Purchase, constitute the "Amended Offer"). According to the Amended Offer to Purchase, if the Offer is consummated, Acquisition or another direct or indirect subsidiary of UPR would effect a merger or similar business combination with the Company upon the terms set forth in the Amended Offer (the "Amended Proposed Merger"), and the Company would become a wholly owned subsidiary of UPR. In addition, according to the Amended Offer to Purchase, at the effective time of the Amended Proposed Merger, each Share that is issued and outstanding immediately prior to such effective time would be converted into the right to receive $84.00 per Share (and associated Right), net to the seller in cash.

                                                                  JP MORGAN

In arriving at our opinion, we have reviewed (i) the Amended Offer to Purchase and the related Amendment No. 27 to Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 7, 1997; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1996, and the unaudited financial statements of the Company for the period ended June 30, 1997; (vi) certain internal financial analyses and forecasts prepared by the Company and its management, including the Company's most recent strategic plan, supporting financial projections relating to the business, operations, and financial condition and future prospects and operations of the Company; and (vii) the terms of other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the management of the Company with respect to certain financial aspects of the Amended UPR Acquisition Proposal, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Amended UPR Acquisition Proposal on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our analysis. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the views of the Company concerning the business, operational and strategic consequences of the Amended Offer, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Shares will trade at any future time. In addition, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We are acting as financial advisor to the Company with respect to the Amended Offer and will receive a fee from the Company for our services. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or UPR for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer is inadequate, from a financial point of view, to such holders.

This letter is provided for the benefit of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Amended Offer. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Amended Offer. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in an Amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company with the Commission.

Very truly yours,

J.P. MORGAN SECURITIES INC.



By: /s/ FERRELL P. McCLEAN
    -----------------------------
    Name:  Ferrell P. McClean
    Title: Managing Director